Exhibit 12 Statement re computation of ratios

	9 Months Ended		Fiscal Years Ended
	October 31, 2001 October 31, 2000		2001	2000	1999	1998	1997
Income before income taxes	7,222	6,903	10,116	9,083	7,323	5,719	4,877
Capitalized interest	(70)	(43)	(93)	(57)	(41)	(33)	(44)
Minority interest	(104)	(72)	(129)	(170)	(153)	(78)	(27)
Adjusted profit before tax	7,048	6,788	9,894	8,856*	7,129	5,608	4,806

Fixed Charges
Debt interest	825	842	1,095	756	529	555	629
Capital lease interest	201	206	279	266	268	229	216
Capitalized interest	70	43	93	57	41	33	44
Interest component of rent	590	514	714	458	523	477	449
Total fixed expense	1,686	1,605	2,181	1,537	1,361	1,294	1,338

Profit before taxes and fixed expenses	8,734	8,393	12,075	10,393	8,490	6,902	6,144

Fixed charge coverage	5.18	5.23	5.54	6.76	6.24	5.33	4.59

* Does not include the cumulative effect of accounting change recorded by the Company in Fiscal 2000